

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Daniel Contreras
Chief Executive Officer
RAADR, INC.
1680 Michigan Avenue, Suite 700
Miami Beach FL, 33139

   **Re: RAADR, INC.**
     **Offering Statement on Form 1-A**
     **Filed November 29, 2024**
     **File No. 024-12538**

Dear Daniel Contreras:

  We have reviewed your offering statement and have the following comments.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Business, page 22

1. Please revise your discussion in this section and throughout to clarify the principal market(s) for your products and services. Refer to Item 7(a)(1)(i) of Form 1-A.

2. You state on page 30 that your monthly lease for the Florida office is $4,750 and for the Dublin office is $5,240. However, your disclosures on pages F-38 and F-52 indicate you have a monthly lease of $350. Please revise. In addition, please explain why you believe the office space is adequate given your annual revenue and operations. Refer to Item 8(a) of Form 1-A.

3. We note your disclosure that Mexedia, Inc., a Florida Corporation, was organized in 2020. We further note that on January 1, 2023, Mexedia, Inc. acquired all the shares of Phonetime, Inc. and Matchcom Telecommunications, Inc. Please provide a more complete discussion regarding corporate history and operations of the subsidiaries.

4.      We note your disclosure that Mexedia Limited is a wholly owned subsidiary of Mexedia S.p.A S.B, an Italian company. Please revise the chart on page 24 to add Mexedia S.p.A S.B.

Directors, Executive Officers, Promoters and Control Persons, page 37

5.      We note that at least two of your officers and directors are also officers and directors of Mexedia S.p.A. Please include an appropriately captioned risk factor to discuss, if true, that your officers/directors serve in their position on a part- time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers' outside business relationships. Refer to Item 10 of Form 1-A.

6.      Please identify the current location(s) from where your officers, partners, or managers primarily direct, control and coordinate your activities, and when these individuals commenced their activities at this location(s).

General

7.      Please provide us with an analysis that supports your belief that your principal place of business would be in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note the change in control of your company and that Mexedia S.p.A. S.B. is a publicly-held Italian corporation listed for trading on the Euronext Growth Paris exchange, that Messrs. Taddeo and Gilcher are officers of Mexedia S.p.A, and that Mexedia S.p.A identifies Mexedia Inc. as a 100% wholly owned subsidiary in their June 30, 2024 financial statements. Refer to Securities Act Rule 251(b)(1). For additional guidance, see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

8.      In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Eric Newlan